Exhibit 21

Subsidiaries of Trex Company, Inc.

Name of the Subsidiary	Jurisdiction of Formation
Winchester Capital, Inc.	Virginia
Trex Wood Polymer Espana, S.L.	Spain
Winchester SP, Inc.	Delaware